[COOLEY GODWARD LLP LOGO]             ATTORNEYS AT LAW            Broomfield, CO
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                                      GIAN-MICHELE A MARCA        San Diego, CA
                                      (415) 693-2148              858 550-6000
                                      gmamarca@cooley.com

May 27, 2005

VIA EDGAR, FAX AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   AD.VENTURE PARTNERS, INC.
      REGISTRATION STATEMENT ON FORM S-1
      SEC FILE NO. 333-124141

Dear Mr. Reynolds:

      On behalf of our client, Ad.Venture Partners, Inc. (the "COMPANY"), we are transmitting to you this letter in response to comments received from the staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION"), by letter dated May 20, 2005, with respect to the Registration Statement on Form S-1, File No. 333-124141 (the "REGISTRATION STATEMENT"), filed with the Commission on April 18, 2005.

      The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff's convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1 to the Registration Statement (the "AMENDMENT").

GENERAL

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

      Response: The Company hereby confirms that it will provide the Staff with either an oral or written representation from the NASD indicating that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Two

      Response: The Company has revised the disclosure on page 19 to explain by footnote that the line item "Miscellaneous expenses" will include reimbursement of our existing stockholders for out-of-pocket expenses incurred in connection with the offering. The Company advises the Staff on a supplemental basis that all fees, reimbursements and other cash flows being paid to existing stockholders and/or officers and directors in the offering are set forth under "Use of Proceeds" on Page 19 of the prospectus.

3. With a view toward disclosure, identify for us the names of blank check companies that have registered or are seeking to register firm commitment offerings and involve an officer, director, affiliate, underwriter or attorney of Ad.Venture. For these other companies, tell us the Securities Act form the companies' filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus.

      Response: The Company will provide the Staff with the requested information on a supplemental basis under separate cover insofar as such information relates to blank check offerings that have filed a registration statement with the Commission.

PROSPECTUS COVER PAGE

4. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Wedbush Morgan Securities Inc. (Wedbush) determines" otherwise. Please revise to elaborate on the noted disclosure. Discuss the factors that Wedbush will consider in making the determination to allow earlier separate trading. If Wedbush decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

      Response: The Company has revised the disclosure on the prospectus cover page as well as on pages 2, 34 and 42 of the prospectus in response to the Staff's comment.

PROSPECTUS SUMMARY, PAGE 1

5. We note your statements here and in the business section that you believe that current market conditions are "favorable." In light of the fact that your current business plans are purely speculative, please revise to limit the use of promotional language throughout the prospectus, or revise to disclose the reasonable basis for the promotional language.

      Response: The Company has revised the disclosure on pages 1 and 26 of the prospectus in response to the Staff's comment.

6. We note your statement that in the "five years since mid-2000 have seen dramatic shifts in the competitive landscape" of the industry you intend to enter. Please revise to cite the source for that statement.

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Three

      Response: The Company has revised the disclosure on pages 1 and 26 to remove the above-referenced statement.

7. We note your disclosure here throughout the registration statement that your management has extensive contacts and that you will rely upon such contacts to locate a target business. If management, the directors, or any affiliate, attorney, agent or other representative of the company has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, it would appear appropriate to disclose this information. Please revise or advise supplementally.

      Please tell us supplementally whether Ad.Venture or persons acting on your behalf have had communications with possible target businesses or parties representing them. If yes, please describe those communications. Also, please explain whether those communications should be disclosed in the prospectus. If you do not believe disclosure is appropriate, please explain why.

      Response: The Company has revised the disclosure contained on pages 7,8,12,24 and 27 of the prospectus in response to the Staff's comment. Furthermore, the Company confirms to the staff that neither the Company, nor any affiliate, attorney, agent or other representative acting on the Company's behalf, has had any contacts or discussions, either preliminary or otherwise, with any potential target business with respect to the business combination contemplated in the prospectus.

8. We note the disclosure that you will file a Form 8-K, including an audited balance sheet that will account for the exercise of the over-allotment option "if" such option "is exercised prior to the filing" of the 8-K. Please revise to clarify if that implies you will not file an 8-K to disclose the exercise of the over-allotment option if such exercise is completed after the initial 8-K is filed.

      Response: The Company has revised the disclosure on pages 2, 34 and 42 to clarify that the Company will file a Form 8-K to disclose the exercise of the over-allotment option and will include with such filing an audited balance sheet that will account for the over-allotment option, if such option is exercised after the initial 8-K is filed.

9. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Four

      Response: The Company has revised the disclosure on pages 4, 6 and 30 of the prospectus to reflect that the Company will not proceed with a business combination in the event that stockholders holding 20% of its outstanding shares vote against the business combination and subsequently exercise their respective conversion rights.

10. We note that purchasers of your units will receive one share of common stock and two warrants, allowing them to purchase shares (following a business combination) at the price of $5.00 per share. We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify here if the warrants remain outstanding following an election to receive funds in the trust.

      Response: The Company has revised the disclosure on pages 4, 5 and 30 of the prospectus to clarify that all outstanding warrants will expire upon liquidation of the Company. In addition, the Company respectfully refers the Staff to the disclosure set forth on page 30 of the prospectus, which clarifies that "[p]ublic stockholders who convert their stock into their share of the trust account still have the right to exercise the warrants they receive as part of the units."

RISK FACTORS, PAGE 6

11. We note your statement that additional risks "that [you] deem immaterial may also harm us or affect your investment." All material risks should be described. If risks are not deemed material, the company should not reference them. Please revise the disclosure accordingly. Revise your first paragraph to clarify that you discuss all material risks in this section.

      Response: The Company has revised the disclosure on page 7 of the prospectus to remove the above-referenced statement. The Company believes it has included all material risks in the "Risk Factors" section of the prospectus.

12. In risk factor 5, we note your disclosure that you "will seek to have all" third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements.

      Response: The Company has revised the disclosure on page 26 of the prospectus to clarify that any decision to enter into agreements with third parties that refuse to waive any right, title, interest or claim to the offering proceeds will be based on management's determination that no other third party could provide substantially similar services or opportunities pursuant to such a waiver.

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Five

13. We note your disclosure in risk factor 11 and on page 37 regarding the Messrs. Balter and Slasky's agreement with Wedbush to make open market purchases of the warrants once separate trading begins. Please identify the "certain affiliates" that are involved in this agreement later in your filing. Also, in this risk factor please revise to quantify that maximum price set by the agreement.

      Response: The Company notes on a supplemental basis that Messrs. Balter and Slasky have not presently identified any other parties that would make such open market purchases of the warrants once separate trading begins. The Company respectfully submits, however, that Messrs. Balter and Slasky would like to preserve the flexibility to enter into agreements with others to make such warrant purchases. In addition, the Company has revised the disclosure on page 10 to quantify the maximum price set by the agreement.

14. The arrangement discussed in risk factor 11 appears to be an additional mechanism for initial shareholders to retain an even larger portion of the ownership, than is disclosed in the risk factors section, following a business combination. Please revise to discuss this risk in this section, or explain supplementally why this does not present a material risk in the offering.

      Response: In response to the Staff's comment, the Company has revised risk factor 18 on page 13 of the prospectus to state that the exercise of any warrants purchased under the arrangement discussed in risk factor 11 (which warrants are not exercisable until after the completion of a business combination) would increase the initial stockholders' overall ownership of the issued and outstanding shares of the Company's common stock. The Company has also revised risk factor 18 to clarify that the risks described therein continue to apply following a business combination.

15. We note your risk factor discussing the effect that Sarbanes-Oxley has on your reporting requirements. This is a risk that appears to affect all public companies. Please revise to discuss how this risk is specific to your company or remove.

      Response: The Company has revised the disclosure on page 15 to remove the above-referenced risk factor.

16. We note your disclosure in risk factor 23 (and other sections) that management may recoup "out-of-pocket expenses" from the proceeds not placed in trust. We also note that there is no limit set on such expenses. To the extent that such costs exceed the available proceeds not deposited in the trust, please revise to discuss how you will satisfy any excess out-of-pocket expenses.

      Response: The Company has revised the disclosure on page 16 and 20 of the prospectus in response to the Staff's comment.

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Six

17. Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders.

      Response: The Company has revised the disclosure on page 11 of the prospectus in response to the Staff's comment.

USE OF PROCEEDS, PAGE 17

18. We note that you have allocated $200,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and identify who will perform it. If management will perform the all of the due diligence, does that mean you will not use any of the money allocated to due diligence?

      Response: The Company has revised the disclosure on page 20 of the prospectus to discuss the amount reserved for due diligence of prospective target companies. In addition, the Company has revised the disclosure on page 20 to indicate that the due diligence of prospective target business will be performed by some or all of the Company's officers, directors and existing stockholders, and may include engaging market research and valuation firms, as well as other third party consultants.

PROPOSED BUSINESS, PAGE 23

19. We note your disclosure that there are "limited capital raising alternatives" for private companies, which will provide you with an advantage to acquiring such companies at "favorable valuations." The disclosure appears to imply that your proposed business acquisition would be a preferred method over a target engaging in its own initial public offering or debt transactions. Please revise to discuss your basis for that implication. If that is not the implication you intend to convey with your disclosure, please advise.

      Response: The Company has revised the disclosure on page 26 of the prospectus in response to the Staff's comment.

20. We note your disclosure regarding your advantages in "sourcing structuring and consummating a business combination." The noted disclosure appears to contradict the disclosure on page 28. Please revise to reconcile or advise.

      Response: The Company has revised the disclosure on page 26 of the prospectus in response to the Staff's comment.

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Seven

21. We note the disclosure on page 24 that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parties providing proposals will receive a fee and how that fee would be determined.

      Response: The Company has revised the disclosure on page 27 of the prospectus to further clarify that the Company intends to solicit, through the members of its management team, certain unaffiliated members of the financial community with respect to potential acquisition candidates. The Company has also revised the disclosure on page 27 to clarify that the Company may receive unsolicited proposals from such members of the financial community as a result of contacts maintained by the Company's management team within the financial community. In addition, the Company respectfully refers the Staff to the disclosure set forth under "Management" beginning on page 36 of the prospectus which details the current and prior positions held by each of the executive officers and directors of the Company within the financial community. Specifically, as a result of these positions, the members of the Company's management frequently receive unsolicited proposals with respect to prospective investments in technology, media and telecommunications industry companies. We respectfully refer the Staff to the disclosure on page 27 of the prospectus stating "[W]hile we do not presently anticipate engaging the services of professional firms that specialize in business acquisitions on any formal basis, we may engage these firms in the future, in which event we may a pay a finder's fee or other compensation." In response to the Staff's comments, the Company has added additional disclosure on page 27 of the prospectus to clarify that any such finder's fees or other compensation would be subject to arm's-length negotiations between the Company and any such professional firms.

22. In conjunction with the preceding comments and given the general disclosure regarding the amount of time management will devote, please revise to discuss in detail how management intends to carry out its duty of seeking a target business.

      Response: The Company has revised the disclosure on page 27 of the prospectus to further clarify that the Company intends to solicit, through the members of its management team, certain unaffiliated members of the financial community with respect to potential acquisition candidates. The Company has also revised the disclosure on page 27 to clarify that the members of the Company's management team will diligently review all of the proposals that the Company receives with respect to potential acquisition candidates. We respectfully note that, although management has not agreed to devote any specific amount of time to the Company, it has substantial incentive to devote the time necessary to ensure a successful business combination as a result of management's investment, including any warrant purchases, in the Company.

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Eight

23. We note the disclosure of the general criteria you will use in selecting a target company. Please tell us supplementally if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please supplementally discuss why such criteria should not be disclosed in your prospectus.

      Response: Company management intends to be guided by the general criteria set forth on pages 27 and 28 in its identification of prospective target businesses. In management's judgment, the flexibility provided by these more general criteria minimizes the likelihood of an attractive target business, that might otherwise not meet certain specific criteria, from being overlooked.

24. We note that you will seek an opinion from an "independent investment banking firm" examining the fairness of any potential business combination. Please revise to clarify if the opinion will be disclosed in your proxy statement and whether the independent firm will be a consenting expert included in any subsequent registration statements filed.

      Also, please clarify, if true, that the conflict would result if management chooses an affiliated company as a target.

      Response: The Company has revised the disclosure on page 28 of the prospectus to clarify that the Company expects that any opinion it obtains from an independent investment banking firm will be included in its proxy soliciting materials furnished to its stockholders in connection with a business combination, and that such independent investment banking firm will be a consenting expert. In addition, the Company has revised the disclosure on page 28 of the prospectus to clarify that a conflict would result if management chooses an affiliated company as a target.

25. We note your disclosure on page 26 that it is possible that one or more of your officers or directors will remain associated with you following a business combination. Please revise to clarify if management may condition their retention into any agreement to consummate a business combination.

      Response: The Company has revised the disclosure on page 29 of the prospectus in response to the Staff's comment.

CONVERSION RIGHTS

26. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Nine

      right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0003 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

      Response: The Company has revised the disclosure on page 30 of the prospectus in response to the Staff's comment. We respectfully note that the purchase option to be granted to Wedbush Morgan Securities Inc. will not be exercisable for units until the later of (i) the consummation of a business combination, and (ii) one year from the date of the offering. Thus, the units issued upon exercise of the purchase option will not have the benefit of the conversion feature and the shares underlying the purchase option will not vote in respect of any business combination. Accordingly, the Company did not add any additional disclosure in respect of the purchase option.

27. Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the existing stockholder may intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved (only majority approval is needed).

      Response: The Company has revised the disclosure on pages 4, 30, 40 and 42 of the prospectus in response to the Staff's comment.

MANAGEMENT, PAGE 32

28. Please disclose the period during which each person has served as a director, as required by Item 401(a)(3) of Regulation S-B.

      Response: The Company has revised the disclosure on pages 36 and 37 to include the period during which each person has served as a director.

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Ten

29. We note your disclosure that eXact Advertising is a "diversified internet contextual marketing company." Please revise to define your use of the term "contextual marketing company."

      Response: In response to the Staff's comment, the Company has revised its disclosure on pages 10 and 36 to clarify that eXact Advertising, LLC is an Internet advertising company.

30. We note your disclosure that Ilan Slasky has "worked for Merrill Lynch." Please revise to discuss the positions he held.

      Response: The Company has revised the disclosure on page 36 to discuss the positions held by Mr. Slasky while at Merrill Lynch.

31. We note your disclosure that Lawrence Askowitz was "employed at Credit Suisse First Boston" and "Lazard." Please revise to discuss the positions he held.

      Response: The Company has revised its disclosure on page 36 to discuss the positions held by Mr. Askowitz at Credit Suisse First Boston and Lazard.

32. We note your disclosure that Shlomo Kalish is associated with various entities. Please revise to discuss the time frame he was associated such entities.

      Response: The Company has revised the disclosure on pages 36 and 37 to describe Dr. Kalish's associations with various entities, including the time frame during which he was associated with each entity.

33. We note your disclosure that Dr. Kalish is on the "boards of several companies." Please revise to name and briefly describe those companies. Also, please revise to clarify what Dr. Kalish's involvement was in the "early stage capitalization of several companies."

      Response: The Company has revised the disclosure on pages 36 and 37 regarding Dr. Kalish's professional history.

34. Please revise to clarify if it is possible for management to receive any monetary compensation, directly or indirectly, from a potential target business prior to or after the consummation of a business combination.

      Response: The Company has revised the disclosure on pages 37 and 38 of the prospectus in response to the Staff's comment.

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Eleven

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 34

35. We note your disclosure of initial shareholders. Please revise to identify which individuals are your promoters. Please refer to Item 404(d) of Regulation S-K.

      Response: The Company has revised the disclosure on page 39 of the prospectus in response to the Staff's comment.

36. Please revise to explain why it is unlikely that eXact Advertising would seek to acquire businesses that you target.

      Response: The Company has revised the disclosure on page 40 to remove the above-referenced statement. The Company respectfully notes that the conflict of interest underlying the above comment is directly addressed by risk factor 13.

37. We note your disclosure that you will "minimize potential conflicts of interest" since each of your directors have agreed to present business opportunities to you first before any other entity they are associated with. We note that members of management have a number of "pre-existing fiduciary obligations." Please revise to clearly state that your efforts to minimize potential conflicts are limited to subsequent associations members of management will or may encounter in the future with companies in a similar line of business.

      Response: The Company has revised the disclosure on page 40 of the prospectus in response to the Staff's comment.

PRINCIPAL STOCKHOLDERS, PAGE 36

38. Please clarify the purpose(s) of the disclosed mandatory warrant bids by Messrs. Balter and Slasky (and affiliates).

      Response: The Company believes that the primary purpose of the disclosed warrant purchases is to align Messrs. Balter and Slasky's interests more closely with those of the public stockholders and warrantholders by placing more of Messrs. Balter and Slasky's capital at risk.

39. We note your disclosure that Messrs. Balter and Slasky (and affiliates) have agreed to not sell or transfer any of the warrants purchased in the open market until the "earlier of the completion of a business combination or distribution of the trust account." Please revise to clarify if the "distribution of the trust account" noted in the disclosure is referring to the situation where you liquidate the trust. If so, we do not understand the point of the disclosure since the warrants would not be resalable in the event of liquidation. Please advise.

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Twelve

      Response: The Company confirms that the "distribution of the trust account" in this context refers to the liquidation of the trust and agrees that in such situation, the transferability of the warrants becomes moot. Accordingly, the Company has revised the disclosure on page 42 of the prospectus in response to the Staff's comment.

DESCRIPTION OF SECURITIES, PAGE 37

40. On page 40, please revise to clarify the "certain limited exceptions" that would allow initial shareholders to transfer shares before the expiration of the lock-up agreement.

      Response: The Company has revised the disclosure on page 45 to add a cross reference to the section entitled "Principal Stockholders" where a description of these limited exceptions can be found.

UNDERWRITING, PAGE 47

41. We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.

      Response: The Company has revised the disclosure on page 50 of the prospectus to discuss in greater detail the maximum bid price applicable to any potential stabilizing transactions pursuant to Regulation M.

FINANCIAL STATEMENTS

GENERAL

42. Please note the updating requirements for the financial statements pursuant to Rules 3-01 and 3-02 of Regulation S-X.

      Response: The Company confirms that it notes the updating requirements for the financial statements.

43.   Please provide a current accountant's consent in any amendment.

      Response: The Company hereby confirms that it will file an updated consent from the Company's independent registered public accounting firm with each amendment to the Company's registration statement.

[COOLEY GODWARD LLP LOGO]
Mr. John Reynolds
May 27, 2005
Page Thirteen

PART II

EXHIBITS

44. Please file the form of the underwriting agreement and the warrant purchase agreement among Wedbush and your initial shareholders with the next amendment.

      Response: The Company has filed a form of underwriting agreement, as well as the form of our initial shareholders' warrant purchase agreement, as exhibits to the current amendment to the Company's registration statement.

                        *               *               *

      We further note that the Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) thereof will request acceleration of the registration statement orally.

      Please do not hesitate to call me at (415) 693-2148 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Gian-Michele a Marca

Gian-Michele a Marca

cc:   Howard S. Balter (Ad.Venture Partners, Inc.)
      Kenneth L. Guernsey (Cooley Godward LLP)
      Floyd I. Wittlin (Bingham McCutchen LLP)